SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4,

Willow House, Cricket Square, KY1-9010

Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No (X)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2022

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Earnings Presentation

February 22, 2022


Gabriela Lima

Disclaimer

This presentation speaks at the date hereof, and Nu Holdings Ltd. ("The Company") is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or third-party data included in this presentation has been obtained by the Company from third-party sources; the Company can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements (the "forward-looking statements"). All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, which will be filed with the Securities and Exchange Commission. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

References in this presentation to "R$" refer to the Brazilian real, the official currency of Brazil.


Fernanda Alves
nu

Welcome to
nu


nu

A Nu beginning as a public company

Ticker: NU (NYSE) | NUBR33 (B3)

Shares issued: **316,705,853**

Pricing: **US$9**

Gross proceeds: **US$2.8 billion**

Nu Direct Share Program ("DSP")

Among the largest DSP in the world

- **7.5 million** people enrolled in NuSócios
- **800 thousand** people made a paid reservation, the largest number of retail investors in an IPO in Brazil ever

Deal Highlights

First ever US IPO with a concurrent BDR offering in Brazil

Largest Dually-Listed IPO Globally since 2012[2]

First-ever donation program allowing customers to participate in an Equity Offering in Brazil.

Note 1: All numbers presented include the partial excersice of the greenshoe Note 2: Santander Mexico IPO in US / Mexico of US$ 4.1Bn in Sep-2012. Source: Dealogic.

Becoming a Public Company **is Just the Beginning**






nu
Our nu vision

A technology company that fights complexity to empower people in their daily lives

Harness the Power of **Nu**…	…to Create Nu **Experiences**
Mission-Driven Culture	Simple & Intuitive
Customer Obsession	Convenient
Technology	Low-Cost
Data Science	Empowering

One Of The World's Largest Digital Banking Platforms.



Customers (M)
Credit Card
Rewards
Bank Account
Debit Card
Personal Loans
SME Bank Account
Nu Mexico
NuLife
Nu Colombia
Acquisition
Ultraviolet, BNPL, FX Remittance
Secured Credit
Acquisition / Marketplace
0.0 0.0 0.0 0.0 0.0 0.1 0.2 0.3 0.5 0.7 1.0 1.2 1.6 1.9 2.4 3.0 3.7 4.4 5.2 6.0 7.7 11.2 15.6 20.1 23.5 26.1 29.7 33.3 37.1 41.7 48.1 53.9
1Q 2Q 3Q 4Q
2014
2015
2016
2017
2018
2019
2020
2021

Q4'21 Results

53.9M
Customers

41.1M
Monthly active customers

90 NPS
Q4 2021

5.6M
People had access to a bank account or a credit card for the first time with Nu

3-4
Average number of products per active customer

US$ 1.7Bn
Annual Revenue (FY 2021)

224%
Rev Growth YoY (FX Neutral as of Q4'21)

Powerful, Expanding Ecosystem Across the Five Financial Seasons

Spending. Saving. Investing. Protecting. Borrowing.



Digital Banking Platform for Consumers
52.5 Million
Consumers
Partner Marketplace
Proprietary Solutions
Investments
Insurance
Remittances
E-commerce
Secured Financing
Credit Cards
NuAccounts
Debit Cards
nu
Ecosystem
NuInvest Accounts
Mobile Payments
Personal Loans
PIX Acquiring
Digital Banking Platform for SMEs
1.4 Million
SMEs

Our Markets

Brazil Mexico Colombia

Carefully Built Partnerships Enhancing Our Marketplace

ALLIED
Booking.com
CASASBAHIA
creditas
dafiti
extra
magalu
ponto
Remessa Online
Shopee

Note 1: Partnerships available in Brazil

It’s Only **Day 1**



Grow Our Nu Ecosystem

- Nurture our Customer Acquisition Engine
- Increase Share of Customers’ Financial Lives

Enhance Our Nu Platform

- Innovate & Develop New Solutions
- Execute Strategic Acquisitions
- Grow our Marketplace of Offerings

Expand into Nu Markets

- Enter New Geographies
- Serve New Customer Segments
- Expand Into Adjacent Sectors

Q4 2021
Results


Marina Costa

Our Model Powers Our Earnings Generating Formula

Rapidly Growing Customer Base		Increasing Revenue Per Customer		Low Cost Operating Platform		Substantial Earnings Power
ACTIVE CUSTOMERS	×	ARPAC	−	COST TO SERVE	=	nu

Customer Acquisition and Activity Rate Continued their Strong Momentum


Total Customers (MM)
Activity Rate
84%
61%
66%
76%
66%
69%
72%
73%
76%
CAGR: 108%
YoY: 62%
6.0
20.1
33.3
53.9
33.3
37.1
41.7
48.1
53.9
2018
2019
2020
2021
4Q20
1Q21
2Q21
3Q21
4Q21

Note 1: "Activity rate" is defined as monthly active customers divided by the total number of customers as of a specific date

Compounding Effect of More Engagement and Products



Active Customers Using NuAccount as their Primary Banking Account (%)
70%
60%
50%
40%
30%
20%
10%
0%
Jan-21
Jan-20
Jan-19
Jan-18
Jan-17
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57



Number of Products Per Active Customer
4.0
3.0
2.0
1.0
1Q17
4Q21
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57



Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)
Avg. monthly ARPAC of $5.6/month while some mature cohorts already reach ~$15/month
$16
$15
$14
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
1Q17
4Q21
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57

Notes: 1. To calculate the amounts on an FX Neutral basis, we apply the average Brazilian reais/U.S. dollar exchange rate for the twelve months ended December 31, 2021 (R$5.415 to US$1.00) throughout, so as to present these amounts as they would have been had exchange rates remained stable over all periods presented. Note 2: We define a primary banking relationship as a relationship in which a customer has at least 50% of their monthly post-tax income (excluding transfers to self) moved in or out of their NuAccount in any given month and has been at Nu for over a year Note 3: Monthly ARPAC for period is defined as the average monthly revenue (total revenue divided by number of months in the period) divided by the average number of individual active customers during the period.

Compounding Effect of Customer Additions and ARPAC Expansion Driving Revenue Growth


Revenues (US$MM)
ARPAC
7.0
5.9
3.6
4.5
3.3
3.5
4.0
4.9
5.6
CAGR: 99%
FXN
YoY: 224%
FXN
11
11
319
612
737
1,698
203
246
335
481
636
2018
2019
2020
2021
4Q20
1Q21
2Q21
3Q21
4Q21

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations
Note 2: The Customer Program ("NuSócios") expense was US$11 million, and it was deducted from revenue in the statement of profit and loss for the year ended December 31, 2021.

Robust Growth Experienced in Purchase Volume



Purchase Volume (US$Bn)
CAGR: 88% FXN
YoY: 96% FXN
9.6
17.1
22.5
43.8
7.6
7.5
9.9
12.1
14.3
2018
2019
2020
2021
4Q20
1Q21
2Q21
3Q21
4Q21

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 2: "Purchase volume," or "PV," is defined as the total value of transactions that are authorized through our credit and debit cards only; it does not include other payment methods that we offer such as PIX, WhatsApp payments or traditional wire transfers.

Robust Growth Experienced in Credit Portfolio



Total Portfolio (US$MM)
Credit Card Receivables
Personal Loans
CAGR: 75% FXN
YoY: 112% FXN
1,770
1,770
3,073
63
3,010
3,320
201
3,119
6,555
1,392
5,162
3,320
201
3,119
3,299
304
2,995
4,680
592
4,087
5,271
903
4,368
6,555
1,392
5,162
2018
2019
2020
2021
4Q20
1Q21
2Q21
3Q21
4Q21

Note 1: All amounts are presented gross of provisions Note 2: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations

Robust Growth Experienced in Deposits


Deposits (US$Bn)
CAGR: 181%
FXN
YoY: 87%
FXN
0.6
2.7
5.6
9.7
5.6
5.5
7.5
8.1
9.7
2018
2019
2020
2021
4Q20
1Q21
2Q21
3Q21
4Q21

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations

Growth Has Not Come at the Expense of Cost to Serve


Cost to Serve per Active Customer (US$MM)
Cost to Serve (M)
(90)
(195)
(251)
(308)
(68)
(58)
(71)
(80)
(98)
CAGR: (15)%
FXN
YoY: (20)%
FXN
2.0
1.9
1.2
0.8
1.1
0.8
0.8
0.8
0.9
2018
2019
2020
2021
4Q20
1Q21
2Q21
3Q21
4Q21

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations
Note 2: "cost to serve" is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Continuous Gross Profit Expansion, Irrespective of Front-Loading Loan Loss Provisions



Gross Profit (US$MM)
Gross Margin
35%
41%
44%
43%
38%
47%
50%
47%
36%
CAGR: 113%
FXN
11
732.9
YoY: 207%
FXN
11
223.9
226.9
166.4
326.9
247.9
115.7
76.3
111.7
2018
2019
2020
2021
4Q20
1Q21
2Q21
3Q21
4Q21

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations
Note 2: The Customer Program ("NuSócios") expense was US$11 million, and it was deducted from revenue in the statement of profit and loss at the date of this offering.

Operating Leverage Starting to Show its Strength as We Break-Even on Adjusted Net Income


Adj. Net Income (US$MM)
Net Income (Loss)
(29)
(93)
(171)
(165)
(107)
(49)
(15)
(34)
(66)
(19.3)
(74.2)
(26.8)
6.6
15.8
(11.9)
16.5
(1.2)
3.2
2018
2019
2020
2021
4Q20
1Q21
2Q21
3Q21
4Q21

Note 1. Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the year/period, adjusted for expenses and allocated tax effects on share-based compensation in such year/period, finance costs related to results with convertible instruments in such year/period, as well as expenses (revenue deduction) and allocated tax effects related to the IPO-related customer program (NuSócios) in such year/period. For a reconciliation of Adjusted Net Income to Net Income, the most directly comparable IFRS measure, refer to the Appendix, Non-IFRS financial measures and reconciliations.

Q4 2021

Credit Underwriting


Marina Costa

Growth Has Not Come at the Expense of Asset Quality

Consumer Finance Delinquency



15-90 NPLs
4.3%
4.2%
3.8%
3.4%
4.1%
4.0%
3.9%
3.5%
4.4%
3.3%
2.7%
2.3%
3.3%
3.0%
3.2%
3.4%
3.1%
3.0%
2.6%
2.3%
3.0%
2.6%
2.5%
2.2%
3.5%
2.2%
1.2%
1.3%
2.4%
2.2%
2.3%
2.6%
Market
Nu
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21



90+ NPLs
6.4%
6.4%
6.4%
6.0%
6.1%
6.2%
6.6%
6.5%
7.1%
7.5%
6.1%
4.7%
4.6%
4.3%
4.7%
5.0%
4.9%
5.1%
5.3%
4.8%
4.8%
4.8%
4.7%
4.3%
4.8%
6.1%
5.2%
3.6%
2.7%
2.9%
3.4%
3.5%
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21

Note 1: 'Consumer Finance' includes both credit card and personal loans balance. Note 2: The information presented is for Brazil only Source: Brazil's Central Bank, Company data. Note 3. NPL means "non-performing loan;" 15-90 NPL means a non-performing loan where a borrower is between 15 and 90 days past day. 90+ NPL means a non-performing loan where a borrower is more than 90 days past due.

How Expected Credit Losses (ECL) Provisioning Affects the P&L of a High-growth Company

Illustrative IFRS View


Cumulative Gross Profit Illustration
X
ECL
1
2
3
4
5
6
7
8
9
10
11
12
Time

Illustrative Cash Flow View


Cumulative Gross Profit Illustration
X
1
2
3
4
5
6
7
8
9
10
11
12
Time

Risk-Adjusted Margins (RAMs) Consistently Strong
Showing Rapid Payback



CC - Cumulative RAM
(as % of Revenues minus cost of funding)
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45



Lending - Cumulative RAM
(as % of Revenues minus cost of funding)
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24

Note 1: Risk Adjusted Margin = Gross Revenues – (Sales Taxes + Interest Expenses + Rewards Costs + Fraud Losses + Ops Losses + Change in Provisions + Credit Losses) + Credit Recoveries.
Note 2: Credit card data based in the average of monthly cohort throughout 2018 to 2021. Note 3: Lending data based in the average of monthly cohort of personal loans throughout 2021.
Note 4: The information presented is for Brazil only.

Wrapping up...

2021 | A Record Year

Customer Metrics

53.9MM Customers (+62% YoY)

41.1MM Active Customers (+88% YoY)

90 and 94 NPS in Brazil and Mexico

Activity Metrics

US$ 14.3Bn Purchase Volume (+96% FXN YoY)

US$ 2.0Bn Interest Earning Portfolio (+343% FXN YoY)

US$ 9.7Bn Deposits (+87% FXN YoY)

Financial Metrics

US$ 636MM Revenues (+224% FXN YoY)

US$ 227MM Gross Profit (+207% FXN YoY)

US$ 5.6 ARPAC (+72% FXN YoY)

US$ 0.9 Cost to Serve (-20% FXN YoY)

Q&A

February 22, 2022


Gabriela Lima



Appendix

LatAm is Ripe for Disruption



65% Unbanked
90% Without Credit Card
51% Under 30 Years Old

55% Unbanked
86% Without Credit Card
48% Under 30 Years Old

30% Unbanked
73% Without Credit Card
44% Under 30 years old

Our Markets

~60%

of Latin America GDP & People



US$ 269Bn
Retail Financial Services + Marketplace Services LatAmTAM
US$ 177Bn
Retail Financial Services (Brazil, Mexico, Colombia) NTSAM
US$ 126Bn
Retail Financial Services (Brazil) SAM
US$ 1.7Bn
Revenues FY 2021

Source: World Bank, Oliver Wyman, Notes: 1. Addressable Market used FX rate of 5.16 BRL to $1 USD, 2. LatAm GDP, population under 30, and population as of 2020 3. LatAm banking sector as of June 30, 2021 4. Unbanked customers as of 2017

Non-IFRS Financial measures and reconcilliations

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the year/period, adjusted for expenses and allocated tax effects on share-based compensation in such year/period, finance costs related to results with convertible instruments in such year/period, as well as expenses (revenue deduction) and allocated tax effects related to the IPO-related customer program (NuSócios) in such year/period.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

- Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired;

- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their income tax effects, do not necessarily reflect how our business is performing at any particular time and the related expenses (and their subject impacts in the market value of our assets and liabilities) are not key measures of our core operating performance;

- Expenses related to the Customer Program (NuSócios), and their income tax effects, do not necessarily reflect how our business is performing at any particular time and it represents a specific marketing effort event from our IPO and are not key measures of our core operating performance; and

- Finance costs with convertible instruments include fair value adjustments relating to the embedded derivative conversion feature, which are based upon subjective assumptions and do not reflect the cash cost of our convertible debt, and do not directly reflect how our business is performing at any particular time and the related expense adjustment amounts are not key measures of our core operating performance.

Adjusted Net Income (Loss) is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies

Non-IFRS Adj. Net income reconciliation

Adjusted Net Income (Loss) (in US$ millions):	As reported For the three months ended, Dec'2021	Sep'2021	Jun'2021	Mar'2021	Dec'2020
Profit (loss) attributable to shareholders of the parent company	**(66.1)**	**(34.2)**	**(15.2)**	**(49.5)**	**(107.1)**
Share-based compensation	90.1	43.9	42.5	48.9	26.6
Allocated tax effects on share-based compensation	(27.0)	(10.9)	(10.8)	(11.3)	(4.9)
Customer Program (NuSócios)	11.2	0.0	0.0	0.0	0.0
Allocated tax effects on Customer Program	(5.0)	0.0	0.0	0.0	0.0
Finance costs - results with convertible instruments	0.0	0.0	0.0	0.0	101.2
Adjusted Net Income (Loss) for the year	**3.2**	**(1.2)**	**16.5**	**(11.9)**	**15.8**

Adjusted Net Income (Loss) (in US$ millions):	As reported For the years ended December 31, 2021	2020	2019	2018
Profit (loss) attributable to shareholders of the parent company	**(165.0)**	**(171.5)**	**(92.5)**	**(28.6)**
Share-based compensation	225.4	56.3	18.5	9.3
Allocated tax effects on share-based compensation	(60.0)	(12.8)	(0.2)	0.0
Customer Program (NuSócios)	11.2	0.0	0.0	0.0
Allocated tax effects on Customer Program	(5.0)	0.0	0.0	0.0
Finance costs - results with convertible instruments	0.0	101.2	0.0	0.0
Adjusted Net Income (Loss) for the year	**6.6**	**(26.8)**	**(74.2)**	**(19.3)**

Non-IFRS Financial measures and reconcilliations

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended December 31, 2020 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended December 31, 2020 (R$5.434 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended December 31, 2021 (R$5.612 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended December 31, 2021.

The FX Neutral measures for the year ended December 31, 2020 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such periods/years by the average Brazilian reais/U.S. dollars exchange rates for the year ended December 31, 2020 (R$5.240 to US$1.00), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the year ended December 31, 2021 (R$5.415 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from these past periods/years until the year ended December 31, 2021.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended December 31, 2021 and 2020 and the average of the month-end rates for each month in the years 2021 and 2020 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of December 31, 2020, by the spot Brazilian reais/U.S. dollars exchange rates as of this date (R$5.199 to US$1.00), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2021 (R$5.576 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on December 31, 2021. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

G&A expenses reaping the benefits of scale



G&A (US$MM)
G&A – Exc. Share-based compensation
Share-based Compensation
G&A – Exc. Share-based compensation (as % of Revenues)
CAGR: 122%
FXN
YoY: 184%
FXN
2018
2019
2020
2021
4Q20
1Q21
2Q21
3Q21
4Q21
85
9
75
24%
200
19
181
30%
266
56
210
28%
629
225
404
24%
82
27
55
27%
116
49
67
27%
122
43
80
24%
167
44
123
26%
224
90
134
21%

Note 1: Amounts are presented in US dollars and growth rates in FX Neutral. For additional detail on calculations please refer to the appendix "FX Neutral measures reference 2"

Prudent Coverage Ratios Throughout the Cycles

Coverage Ratio Over Total Balance



6%
7%
6%
5%
6%
9%
8%
7%
9%
8%
8%
7%
8%
7%
8%
8%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21

Coverage Ratio Over NPL 90+



126%
129%
118%
114%
124%
178%
180%
175%
186%
141%
150%
202%
276%
245%
230%
240%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21

Note 1: 'Consumer Finance' includes both credit card and personal loans balance. Note 2: The information presented is for Brazil only

Personal Loan Growing with Healthy Economics


Cumulative Values
Cumulative Revenues minus cost of funding as % of Amount Lent
Cumulative Cost of Risk as % of Amount Lent
30%
20%
10%
0%
2% 5% 7% 10% 12% 14% 15% 17% 18% 19% 20% 21%
7% 8% 8% 8% 8% 8% 8% 8% 8% 9% 9% 10%
1 2 3 4 5 6 7 8 9 10 11 12


Cost of Risk
(as % of amount lent)
8%
6%
4%
2%
0%
7.1% 0.5% 0.6% 0.0% 0.4% 0.3% 0.2% 0.0% 0.1% 0.1% 0.1%
1 2 3 4 5 6 7 8 9 10 11 12

Note 1: Data based in the average of monthly cohort of personal loans throughout 2021. Note 2: The information presented is for Brazil only

www.investors.nu
investors@nubank.com.br